IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	0000802106
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for February 10,2004	333-97955
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 10, 2004.

CREDIT SUISSE FIRST BOSTON MORTGAGE SECURITIES CORP.

By: ______________________
Name: Jeffrey Altabef
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	ABS Term Sheets Prepared by Credit Suisse First Boston Corporation	4

NY1 5505116v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE ABS TERM SHEETS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

ABS TERM SHEETS
PREPARED BY CREDIT SUISSE FIRST BOSTON CORPORATION

for

Credit Suisse First Boston Mortgage Securities Corp.,
Commercial Mortgage Pass-Through Certificates, Series 2004-C1

CSFB 2004-C1
Additonal Debt Schedule

Loan	Cut-off Loan Amt in Deal	Pari-Psu Debt	Subordinate Debt	All-In DSCR	All-In LTV
Ashford Park Apartments	11,561,867		2,200,000	1.25	78.4%
Belmont Landing Apartments	18,770,673		1,213,000	1.17	82.4%
Beverly Center	100,000,000	206,500,000	41,000,000	1.55	61.7%
Canal Overlook	7,066,926		2,005,481	1.37	79.4%
Chapel Ridge of Stillwater Phase I	3,529,481		400,000	1.30	63.1%
Fountain Brook Apartments	4,999,455		314,000	1.34	83.5%
Klein Portfolio	10,383,400		550,000	1.24	79.2%
McAlpine Place Apartments	18,960,772		700,000	1.25	73.2%
Mayfair Mall and Office Complex	69,072,487	128,277,475	-	2.38	59.9%
Shoppes of Kenwood	11,048,405		675,000	1.22	80.9%
Sierra Verde Apartments	3,074,309		2,399,196	1.39	71.5%
Springlake Park Mobile Home Park	5,450,752		340,000	1.10	84.8%
The Atrium Business Tower	13,996,372		935,000	1.62	79.8%
Timbers of Keegan's Bayou Apartments	4,179,534		272,500	1.28	81.7%
NCB Coop Collateral	137,542,983		24,500,000	N/A	N/A
Stanford Shopping Center	90,000,000	75,000,000	55,000,000	2.34	65.7%
Redbird Towers	4,129,167		3,950,000	0.68	134.2%
Total Debt on Loans	513,766,584	409,777,475	136,454,177		